SIDLEY AUSTIN BROWN & WOOD LLP

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03050841

May 12, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for Grupo Industrial Saltillo, S.A. de C.V. ("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of the following Spanish-language original document pertaining to GISSA:

1. GISSA press release, dated April 30, 2003, outlining the financial results for the three month period ended on March 31, 2003.

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

dlw 5/29

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,



Edward R. Flagg

(Enclosure)

cc: Manuel I. Fernández Pérez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5379857v1



For Immediate Release

Grupo Industrial Saltillo Reports First Quarter 2003 Results

Saltillo, Mexico, April 30, 2003 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three-month period ended March 31, 2003[1].

First Quarter 2003 Financial Highlights

- Revenues were Ps.1,712 million, a slight decline of 1% when compared year-over-year. In dollar terms, revenues declined year-over-year by 12% to US$158 million.
- Operating income totaled Ps.153 million, a 38% year-over-year decrease. Operating margin was 9%, compared with 14% in 1Q02. In dollar terms, operating income was US$14 million, a 45% year-over-year decline.
- EBITDA was Ps.295 million, a 21% year-over-year decrease. EBITDA margin fell to 17%, from 22% in 1Q02. In dollar terms, EBITDA was US$27 million, a 30% year-over-year decline.
- Net majority income of Ps.31 million (US$ 3 million), or a gain per ordinary share of Ps.0.11 (US$0.04 per ADS). This compares to a net majority income of Ps.149 million (US$15 million) for 1Q02, or a gain per ordinary share of Ps.0.53 (US$0.23 per ADS).

First Quarter 2003 Earnings Conference Call

Date:	Friday, May 2, 2003
Time:	10:00 AM US EDT, 9:00 AM Mexico Time
Dial Information:	617-847-3007
Reservation Number:	448888
Tape Playback:	Starting at 1:00 PM US EDT on Friday, May 2, 2003, through Midnight US EDT on Friday, May 9, 2003. Dial-in: 617-801-6888. Passcode: 4925952

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of March 31, 2003. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

FIRST QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 1Q03 declined year-over-year by 1% to Ps.1,712 million. Revenues increased by 3% at the Building Materials Division, partially offsetting the 5% decline in revenues at the Metal and Automotive Division. Revenues at the Housewares Division remained unchanged year-over-year.

The decrease in revenues at the Metal and Automotive Division resulted from the 33% reduction in volumes sold in the gasoline iron engine blocks and heads business. As previously mentioned in the 4Q02 press release, this reduction was related to lower forecasted demand from customers such as Chrysler and General Motors.

Revenues at the two core businesses of the Building Materials Division, ceramic tiles and water heaters, increased year-over-year by 6% and 4%, respectively driven by the continued growth in sales volumes. Sales volumes increased by 8% in the ceramic tiles business and by more than 20% the water heaters business. This increase in revenues, however, was partially offset by the sharp reduction in sales at the pipe fittings operation as a result of the Company's decision last year to discontinue this non-core operation.

Table 1: Total Sales

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Revenues (Million pesos)	1,712	1,881	1,724	(1%)	(9%)
Metal and Automotive	599	537	632	(5%)	12%
Building Materials	856	1,081	828	3%	(21%)
Housewares	257	263	258	0%	(2%)
Domestic Sales	959	1,193	980	(2%)	(20%)
Exports	754	688	744	1%	10%
Revenues (Million dollars)	158	182	178	(12%)	(13%)
Metal and Automotive	55	52	65	(16%)	6%
Building Materials	79	104	86	(9%)	(24%)
Housewares	24	25	27	(12%)	(7%)
Volume					
Metal and Automotive				(18%)	14%
Building Materials				8%	(21%)
Housewares				1%	1%

Operating Income

Operating income for 1Q03 decreased year-over-year by 38%, to Ps.153 million. As a result, operating margin declined to 9%, down from 14% in 1Q02.

The 38% year-over-year decline in EBIT is explained mainly by:

- A Ps.23 million gain for 1Q02 from natural gas swap contracts; which at the suggestion of the Company's auditors, was then recognized as part of the cost of goods sold of the product subject to coverage instead of as part of the Comprehensive Financial Cost. For 1Q03, this concept was recognized within the CFC.

- Higher depreciation and amortization costs resulting from: i) the new ceramic tiles plant; ii) the impact of the 20% year-over-year devaluation of the Mexican peso; and iii) Oracle's ERP system implemented throughout the Building Products and Housewares Divisions;

- Lower absorption of direct costs and overhead expenses at the iron blocks and heads business as volumes sold for this operation experienced a sharp decrease; and

- Ramping-up of new operations such as the ceramic tiles plant in San Luis Potosí and the EV-6 aluminum foundry. Management expects to reach break-even at the ceramic tiles plant by the end of 3Q03 and at the aluminum foundry by 4Q03.

EBITDA for 1Q03 declined year-over-year by 21% to Ps. 295 million, or US$27 million. EBITDA margin was 17%, compared with 22% for the same quarter last year.

Table 2: Operating Income and EBITDA

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Operating Income					
Million pesos	153	217	249	(38%)	(29%)
Margin	*9%*	*12%*	*14%*		
Million dollars	14	21	26	(45%)	(33%)
EBITDA					
Million pesos	295	352	373	(21%)	(16%)
Margin	*17%*	*19%*	*22%*		
Million dollars	27	34	39	(30%)	(20%)

Comprehensive Financial Cost (CFC)

The 3% depreciation of the peso against the U.S. dollar for the quarter resulted in a non-cash foreign exchange rate loss of Ps.81 million.

According to Bulletin C-2 issued in 2002 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies who have contracted commodity swaps to recognize the difference between the market price at the end of each reporting period and that agreed to in the swaps as a financial gain or loss for the period. For 1Q03, the Company posted a Ps.21 million loss from this concept.

At the suggestion of the Company's auditors, last year the accounting of the difference between the market price and the price fixed in these commodity swap contracts was recognized on an accrued basis as part of the cost of goods sold of the product subject to coverage instead of as part of the

Comprehensive Financial Cost. For 1Q02, the Company reported a Ps.23 million gain from this concept included within cost of goods sold.

As a result, CFC for the quarter was an expense of Ps.92 million, compared with an income of Ps.20 million for the same period last year.

Table 3: Comprehensive Financial Cost

	1Q03	4Q02	1Q02
CFC	**92**	**97**	**(20)**
Financial expenses	29	33	44
Financial income	(26)	(9)	(19)
Foreign exchange fluctuation	81	94	(18)
Derivative Instruments	21	0	0
Monetary gains	(12)	(21)	(27)

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.31 million, or a net income margin of 2%, compared with Ps.149 million, or a net margin of 9%, for the same quarter last year.

Capital Expenditures

During the quarter year, the Company made capital expenditures for a total of US$18 million. Of these, US$10 million were invested in the new autoparts foundry; US$5 million at the new aluminum foundry; and US$3 million for general maintenance purposes.

METAL AND AUTOMOTIVE DIVISION

For 1Q03, revenues of the Metal and Automotive Division represented 35% of the Company's consolidated net sales.

Revenues

Revenues for 1Q03 declined year-over-year by 5% to Ps. 599 million. This was mainly due to the expected 33% decrease in volumes sold at the gasoline iron blocks and heads business, as Chrysler and General Motors reduced their demand as announced in the press release for 4Q02. These two customers had forecasted weak volumes for 2003. The Company expects sales volumes at this business to recover early 2004 when it will commence production under the new contracts with Toyota and Chrysler.

Volumes sold by the other two businesses of the division, diesel iron engine blocks and aluminum engine blocks and heads improved year-over-year by 29% and 12% respectively. Combined revenues of these two businesses represent 52% of the Division's total sales.

Management is confident that during 2003 sales volumes for these two businesses will continue improving since both segments are in the early stages of supplying new long-term, high-volume contracts. The Company has secured contracts with General Motors for the production of EV-6 for aluminum engine blocks and heads and with Caterpillar and John Deere for the production of iron engine blocks.

Table 4: Sales - Metal and Automotive Division

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Sales (Million pesos)	599	537	632	(5%)	12%
Sales (Million dollars)	55	52	65	(16%)	6%
*Iron Engine B & H (Gasoline)**	25	30	40	(37%)	(17%)
*Aluminum Heads (Gasoline)**	14	12	12	18%	18%
*Iron Engine B & H (Diesel)**	15	9	12	30%	74%
Volume					
Iron Engine B & H (Gasoline)				(33%)	(1%)
Aluminum Heads (Gasoline)				12%	11%
Iron Engine B & H (Diesel)				29%	64%

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

Operating income for the quarter was Ps.24 million, a year-over-year decline of 62%. Operating margin for the quarter was 4% compared with 10% for the same quarter last year.

The 62% reduction in operating income is explained by:

- The 33% decline in volumes sold at the iron engine blocks business;
- Lower absorption of semi-variable costs and overhead expenses as a result of the drop in sales; and
- Additional costs at the aluminum engine blocks business as it ramps-up the operation of the EV-6 production plant. Sales for this project started late 1Q03. Management continues to expect this plant to reach break even by the end of 2003.

EBITDA for the quarter was Ps.88 million, a 31% decline from Ps.128 million in 1Q02. EBITDA margin was 15%, compared with 20% in the year ago quarter.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Operating Income					
Million pesos	24	(12)	63	(62%)	NA
Margin	4%	(2%)	10%		
Million dollars	2	(1)	7	(66%)	NA
EBITDA					
Million pesos	88	47	128	(31%)	88%
Margin	15%	9%	20%		
Million dollars	8	5	13	(39%)	79%

BUILDING MATERIALS DIVISION

For 1Q03, revenues of the Building Materials Division represented 50% of the Company's consolidated net sales.

Revenues

Revenues for 1Q03 were Ps.856 millions, reflecting a year-over-year increase of 3%.

Revenues at the two core businesses of the Division, ceramic tiles and water heaters, increased year-over-year by 6% and 4%, respectively driven by solid demand from remodeling projects and the federal housing program.

The recovery in sales, however, was partially off set by the 15% decrease in revenues at the pipe fittings business, as a result of the Company's decision last year of discontinuing this non-core operation. Revenues of this segment represent less than 8% of the division's total sales.

At the end of 1Q03 the Company increased average prices in the ceramic tiles and bathroom fixtures business by approximately 5%.

Table 6: Sales – Building Materials Division

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Sales (Million pesos)	856	1,081	828	3%	(21%)
*Ceramic Tiles**	*466*	*517*	*440*	*6%*	*(10%)*
*Bathroom Fixtures**	*144*	*169*	*144*	*0%*	*(15%)*
*Water Heaters**	*178*	*300*	*171*	*4%*	*(41%)*
Sales (Million dollars)	79	104	86	(9%)	(24%)
Volume					
Ceramic Tiles				*8%*	*(15%)*
Bathroom Fixtures				*6%*	*(28%)*
Water Heaters				*25%*	*(38%)*

* Figures expressed in Mexican pesos, as sales to the domestic market represent approximately 90% of total sales of this division.

Operating Income, EBITDA and Margins

Operating income for 1Q03 amounted to Ps.105 million, a 28% year-over-year decrease. Operating margin declined to 12% from 18% in 1Q02.

The 28% reduction in operating income was principally due to:

- A Ps.19 million gain posted during 1Q02 from natural gas commodity swaps, which at the suggestion of the Company's auditors, was then recognized as part of the cost of goods sold

of the product subject to coverage instead of as part of the Comprehensive Financial Cost. For 1Q03, this concept was recognized within the CFC.

- An increase of Ps.15 million in depreciation charges resulting from: i) the new San Luis Potosi ceramic tiles plant, ii) Oracle's ERP system, iii) the negative impact of the 20% depreciation of the Mexican peso against the dollar on the cost of imported raw materials, machinery and equipment. Despite this, the Company believes that the devaluation of the local currency has contributed to reducing pricing pressures from imports; and

- Higher overhead and semi-variable expenses in connection with the ramping-up of the new ceramic tiles plant, provisions of the performance compensation program and scheduled maintenance disbursements.

EBITDA for the quarter declined year-over-year by 13%. EBITDA margin was 19% compared to 23% for 1Q02.

Table 7: Operating Income and EBITDA – Buidling Materials Division

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Operating Income					
Million pesos	105	222	146	(28%)	(53%)
Margin	*12%*	*21%*	*18%*		
Million dollars	10	21	15	(36%)	(55%)
EBITDA					
Million pesos	166	281	191	(13%	(41%)
Margin	19%	26%	23%		
Million dollars	15	27	20	(23%)	(44%)

HOUSEWARES DIVISION

For 1Q03, revenues of the Housewares Division represented 15% of the Company's consolidated net sales.

Revenues

Revenues for 1Q03 remained unchanged year-over-year at Ps.257 million.

The devaluation of the Mexican peso against the US dollar has contributed to reducing the flow of imported products as well as pricing pressures. Despite this positive change, the market for these products has remained stable during the quarter reflecting the overall weak economic environment and the uncertainty in connection with the war in Iraq.

Table 8: Sales - Housewares Division

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Sales (Million pesos)	257	263	258	0%	(2%)
*Kitchenware Products**	*177*	*161*	*188*	*(6%)*	*10%*
*Tableware Products**	*61*	*73*	*58*	*5%*	*(16%)*
Sales (Million dollars)	24	25	27	(12%)	(7%)
Volume					
Kitchenware Products				*2%*	*10%*
Tableware Products				*1%*	*(24%)*

* Figures expressed in Mexican pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for 1Q03 decreased year-over-year by 39% to Ps.24 million. Operating margin for the quarter declined to 9% from 15% for 1Q02.

The 39% reduction in EBITDA was mainly due to:

A Ps.4 million gain in 1Q02 from commodity natural gas swaps, which at the suggestion of the Company's auditors, was then recognized as part of the cost of goods sold of the product subject to coverage instead of as part of the Comprehensive Financial Cost. For 1Q03, this concept was recognized within the CFC.

- An increase of Ps.3 million in amortization expenses in connection with Oracle's ERP System; and
- Overhead and certain direct costs which were not fully absorbed.

EBITDA for the quarter was Ps.42 million, a 22% year-over-year decline. EBITDA margin decreased to 16% from 21% for 1Q02.

Table 9: Operating Income and EBITDA - Housewares Division

	1Q03	4Q02	1Q02	YoY % Change	QoQ % Change
Operating Income					
Million pesos	24	8	40	(39%)	194%
Margin	*9%*	*3%*	*15%*		
Million dollars	2	1	4	(46%)	180%
EBITDA					
Million pesos	42	24	54	(22%)	77%
Margin	*16%*	*9%*	*21%*		
Million dollars	4	2	6	(31%)	68%

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$710 million for fiscal year 2002, and EBITDA of US$140 million, representing a margin of 20% percent. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

# # #

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of March 31, 2003)

	As of March 31,	
	2003	**2002**
ASSETS		
Current		
Cash and temporary investments	1, 277	1,446
Trade receivables, net	1,307	1,271
Other receivables	197	126
Inventories	641	631
Other assets	17	18
Property, Plant and Equipment	**5,511**	**4,864**
Other Assets	**807**	**741**
TOTAL ASSETS	**9,757**	**9,098**
LIABILITIES		
Current		
Short term debt	100	0
Current portion of long term debt	81	22
Suppliers	491	418
Other liabilities (Income tax, EPS, and others)	649	658
Long term		
Long term debt	2,582	2,354
Deferred taxes	449	565
Long term sundry creditors	264	157
Stockholders' Equity	**5,141**	**4,924**
Total Liabilities and Stockholders' Equity	**9,757**	**9,098**

Financial Structure

	First Quarter	
	2003	**2002**
Net Debt	1,485	930
Cash Position	1, 277	1,446
EBITDA/Interest Expense[1]	11x	8x
Debt to EBITDA[2]	2.09	1.56

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of March 31, 2003)

INCOME STATEMENT

	Three-Month Period Ended March 31,		
	2003	2002	% Change
Net Sales	**1,712**	**1,724**	**(1%)**
Metal Mechanical Division	599	632	(5%)
Building Materials Division	856	828	3%
Housewares Division	257	258	0%
Cost of Sales	1,321	1,302	1%
Operating expenses	238	174	37%
Operating income	**153**	**249**	**(38%)**
Metal Mechanical Division	24	63	(62%)
Building Materials Division	105	146	(28%)
Housewares Division	24	40	(39%)
EBITDA	**295**	**373**	**(21%)**
Metal Mechanical Division	88	128	(31%)
Building Materials Division	166	191	(13%)
Housewares Division	42	54	(22%)
Comprehensive Financial Cost	**92**	**(20)**	
Financial expenses	29	44	
Financial income	(26)	(19)	
Foreign exchange fluctuation	81	(18)	
Derivative Instruments	21	0	
Monetary gains	(12)	(27)	
Other Income, Net	11	7	
Income Tax	17	104	
Employees' profit sharing	3	0	
Net Income	31	157	**(81%)**
Minority Interest	(1)	8	NA
Net Income of Majority Interest	31	149	**(79%)**
Net Income per Share	0.11	0.53	(79%)
Net Income per ADS	0.44	2.10	(79%)
Operating cash flow per share	1.04	1.32	(21%)
Operating cash flow per ADS	4.16	5.27	(21%)
# of Shares Outstanding	283,766	282,830	

MARGINS

	Three Month Period Ended March 31,	
	2003	2002
Operating Margin	**9%**	**14%**
Metal Mechanical Division	*4%*	*10%*
Building Materials Division	*12%*	*18%*
Housewares Division	*9%*	*15%*
EBITDA Margin	**17%**	**22%**
Metal Mechanical Division	*15%*	*20%*
Building Materials Division	*19%*	*23%*
Housewares Division	*16%*	*21%*
Net Income Margin	**2%**	**9%**